SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Tele Centro Oeste Celular Participações S.A.

Financial Statements for the Quarter Ended March 31, 2005 and Independent Auditors' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REVIEW REPORT

To the Management and Shareholders of

Tele Centro Oeste Celular Participações S.A.

Brasília - DF

1. We have performed a special review of the Quarterly Information - ITR of Tele Centro Oeste Celular Participações S.A. and subsidiaries referring to the quarter ended March 31, 2005 , prepared under the responsibility of management and according to Brazilian accounting practices, consisting of the balance sheets, individual and consolidated, the related statements of income and the performance report.

2. We conducted our review in accordance with the specific standards established by Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with the persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries as to the criteria adopted in preparing the Quarterly Information; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the above-mentioned Quarterly Information for it to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission, specifically applicable to the preparation of the mandatory Quarterly Information.

4. The individual and consolidated balance sheets as of December 31, 2004 , presented for comparison purposes, were audited by us and our opinion dated February 16, 2005 did not contain any qualification. The individual and consolidated statements of income for the quarter ended March 31, 2004 , presented for comparison purposes, were reviewed by us, according to a special review report, without qualification, dated April 20, 2004 .

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil .

São Paulo, April 25, 2005

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

BALANCE SHEETS AS OF MARCH 31, 2005 AND DECEMBER 31, 2004
(In thousands of Brazilian reais - R$)

ASSETS	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

CURRENT ASSETS
Cash and cash equivalents	53,679	67,634	901,154	951,186
Trade accounts receivable, net	93,826	104,561	422,676	477,135
Inventories	34,034	39,210	156,416	193,510
Deferred and recoverable taxes	92,150	90,213	285,221	309,310
Prepaid expenses	28,697	18,030	99,673	39,960
Other assets	120,503	124,449	22,432	28,145
	422,889	444,097	1,887,572	1,999,246

NONCURRENT ASSETS
Deferred and recoverable taxes	182,786	192,966	400,294	424,517
Prepaid expenses	821	1,284	9,046	11,486
Other assets	28,238	28,229	30,122	30,072
	242,888	268,695	439,462	466,075

PERMANENT ASSETS
Investments	2,021,471	1,901,494	3,805	4,196
Property, plant and equipment, net	282,033	281,362	1,128,497	1,104,290
Deferred charges, net	-	-	20,788	21,848
	2,303,504	2,182,856	1,153,090	1,130,334

TOTAL ASSETS	2,969,281	2,895,648	3,480,124	3,595,655

LIABILITIES AND SHAREHOLDERS' EQUITY	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

CURRENT LIABILITIES
Payroll and related accruals	7,733	10,089	16,597	21,447
Trade payables and accounts payable	50,281	86,257	260,316	467,382
Taxes payable	18,306	30,318	87,864	102,885
Loans and financing	26,184	25,441	103,102	102,727
Dividends and interest on shareholders' equity	138,278	138,278	144,394	144,395
Derivative contracts	5,500	5,707	14,631	13,930
Reserve for contingencies	1,492	1,392	6,182	5,473
Other liabilities	12,330	13,029	23,718	27,922
	260,104	310,511	656,804	886,161

LONG-TERM LIABILITIES
Loans and financing	13,775	15,059	111,843	123,557
Reserve for contingencies	126,982	123,420	132,187	128,644
Derivative contracts	2,827	3,198	6,672	6,811
Other liabilities	1,828	1,832	8,853	8,854
	145,412	143,509	259,555	267,866

SHAREHOLDERS' EQUITY
Capital	957,844	792,966	957,844	792,966
Treasury shares	(49,109)	(49,109)	(49,109)	(49,109)
Capital reserves	575,146	574,922	575,146	574,922
Revenue reserves	692,646	857,524	692,646	857,524
Retained earnings	387,112	265,199	387,112	265,199
	2,563,639	2,441,502	2,563,639	2,441,502

FUNDS FOR CAPITALIZATION	126	126	126	126

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,969,281	2,895,648	3,480,124	3,595,655

The accompanying notes are an integral part of these financial statements.
The notes are an integral part of the financial statements

STATEMENTS OF INCOME
FOR THE QUARTERS ENDED MARCH 31, 2005 AND 2004
(In thousands of Brazilian reais - R$, except for earnings per thousand shares)

	Company		Consolidated
	03.31.05	03.31.04	03.31.05	03.31.04

GROSS OPERATING REVENUE
Telecommunications services	128,544	125,458	617,452	535,265
Sales of products	16,472	23,122	83,822	84,280
	145,016	148,580	701,274	619,545

DEDUCTIONS	(34,788)	(33,001)	(178,281)	(156,938)

NET OPERATING REVENUE	110,228	115,579	522,993	462,607
Cost of services provided	(25,284)	(22,284)	(112,136)	(89,825)
Cost of products sold	(17,849)	(27,425)	(92,399)	(91,833)

GROSS PROFIT	67,095	65,870	318,458	280,949

OPERATING REVENUES (EXPENSES)
Selling expenses	(38,942)	(28,072)	(119,880)	(107,183)
General and administrative expenses	(10,149)	(14,848)	(38,810)	(36,283)
Other operating revenues	6,650	12,817	18,711	15,874
Other operating expenses	(4,979)	(3,381)	(17,520)	(11,024)
Equity pick-up	110,718	80,577	-	-
	63,298	47,093	(157,499)	(138,616)
INCOME FROM OPERATIONS BEFORE
FINANCIAL INCOME (EXPENSES)	130,393	112,963	160,959	142,333
Financial expenses	(6,113)	(7,628)	(16,704)	(20,994)
Financial income	4,470	4,135	40,628	35,331

INCOME FROM OPERATIONS	128,750	109,470	184,883	156,670
Nonoperating income (expenses), net	92	158	736	(2,173)

INCOME BEFORE TAXES AND
MINORITY INTEREST	128,842	109,628	185,619	154,497
Income and social contribution taxes	(6,928)	(10,069)	(63,706)	(53,210)
Minority interest	-	-	-	(1,728)

NET INCOME	121,914	99,559	121,913	99,559

EARNINGS PER THOUSAND SHARES - R$	960.26	0.26

The accompanying notes are an integral part of these financial statements.
The notes are an integral part of the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE QUARTER ENDED MARCH 31, 2005

(In thousands of Brazilian reais - R$, except when mentioned otherwise)

1.  OPERATIONS

Tele Centro Oeste Celular Participações S.A. ("TCO" or "the Company") is a publicly-traded company whose Parent Company on March 31, 2005 is Telesp Celular Participações S.A. ("TCP") (86.19% of the voting capital and 50.65% of total capital).

The Company is the controlling company of the operators Telegoiás Celular S.A. ("Telegoiás"), Telemat Celular S.A. ("Telemat"), Telems Celular S.A. ("Telems"), Teleron Celular S.A. ("Teleron"), Teleacre Celular S.A. ("Teleacre") and Norte Brasil Telecom S.A. ("NBT").

The Company provides mobile telephone services, including necessary or useful activities to provide the services, through the license granted, operating in the Federal District area with a license up to July 24, 2006 . The subsidiaries also provide mobile telephone services, as described below:

Subsidiary	Operating area	License period

Telegoiás	Goiás and Tocantins States	10.29.08
Telemat	Mato Grosso State	03.30.09
Telems	Mato Grosso do Sul State	09.28.09
Teleron	Rondônia State	07.21.09
Teleacre	Acre State	07.15.09
NBT	Amazonas, Roraima, Amapá, Pará and Maranhão States	11.29.13

The above licenses are renewable, once only, for a 15-year term, by paying annual charges equivalent to approximately 1% of operating revenues.

The businesses of the Company and its subsidiaries that provide mobile telephone services, including the additional services that they are able to provide, are regulated by the National Telecommunications Agency - ANATEL, the telecommunications regulatory agency, according to Law No. 9,472, dated July 16, 1997, and respective regulations, decrees, rulings and plans.

On March 28, 2005 , TCO's Board approved the corporate restructuring of Teleacre Celular S.A., Telegoiás Celular S.A., Teleron Celular S.A. and Telems Celular S.A.

The purpose of this operation is to obtain financial and operational benefits, amongst others, through reductions in administrative costs, the costs of audits and publications, together with rationalization of the accounting procedures.

The merger of Telemat Celular S.A. into TCO IP S.A. ("TCO IP") still depends on final approval by ANATEL.

Increase in TCP's interest in TCO

On October 8, 2004 , the Voluntary Public Stock Offer ("OPA") was completed for the acquisition of the Company's preferred shares by its Parent Company, TCP. The number of shares offered in the OPA auction exceeded the maximum number to be acquired by TCP (84,252,534,000 shares). Considering this fact, each shareholder that adhered to the OPA had, as a result of the apportionment, for each share offered, 0.5547 preferred shares issued by the Company acquired by TCP. After the OPA, TCP held 32.76% of the total number of TCO preferred shares.

2.  PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated quarterly information ("ITRs") is presented in thousands of reais and was prepared according to accounting practices derived from Brazilian corporation law, regulations applicable to the public telecommunications service concessionaires and accounting regulations and procedures established by the Brazilian Securities Commission ("CVM").

The quarterly consolidated information includes, in addition to the Company's balances and transactions, the balances and transactions of its subsidiaries described above.

In the consolidations, all the balances and transactions between the companies stated above were eliminated.

These ITRs were prepared according to principles, practices and criteria consistent with those adopted in preparing the financial statements of the last fiscal year and should be analyzed together with those statements.

The financial statements referring to December 31 and March 31, 2004 were reclassified, where applicable, for comparison purposes.

3.  CASH AND CASH EQUIVALENTS

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Cash and banks	2,923	15,873	11,208	57,190
Temporary cash investments	50,756	51,761	889,946	893,996
Total	53,679	67,634	901,154	951,186

Temporary cash investments refer principally to fixed income investments, indexed to which are interbank deposit ("CDI") rates.

4.  TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Unbilled amounts	18,534	18,884	66,224	65,859
Billed amounts	43,519	43,428	179,074	180,907
Interconnection	27,604	28,667	138,679	134,564
Products sold	11,027	21,060	68,761	129,563
Allowance for doubtful accounts	(6,858)	(7,478)	(30,062)	(33,758)
Total	93,826	104,561	422,676	477,135

There are no customers that have contributed with more than 10% of the net accounts receivable as of March 31, 2005 and December 31, 2004 , except for the amounts receivable from Brasil Telecom S.A., which represented approximately 14% and 16% of the net consolidated accounts receivable, respectively.

The movements of the allowance for doubtful accounts are as follows:

	Company		Consolidated
	2005	2004	2005	2004

Beginning balance	7,478	8,425	33,758	33,828
Additions in the first quarter	4,127	3,189	18,052	16,737
Write-offs for the first quarter	(4,747)	(3,339)	(21,748)	(13,726)
Balances as of March 31	6,858	8,275	30,062	36,839

Additions in the second, third and fourth quarters		12,763		51,601
Write-offs in the second, third and fourth quarters		(13,560)		(54,682)
Balance as of December 31, 2004		7,478		33,758

VC2 and VC3 and international calls are recorded in accounts receivable - amounts receivable from services billed - which as of March 31, 2005 amounted to R$ 34,608, that were sent for co-billing by the long-distance operators, according to the co-billing agreements between both companies, the balancing item to which is "Amounts to be passed on SMP", under "Trade payables" and "Accounts payable". The Company and its subsidiaries did not make any provision for losses on the amounts, considering that these amounts will only be passed on when effectively collected.

5.  INVENTORIES

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Digital handsets	28,099	33,857	144,632	178,884
Accessories and others	7,112	6,680	22,509	22,681
Allowance for obsolescence	(1,177)	(1,327)	(10,725)	(8,055)
Total	34,034	39,210	156,416	193,510

6.  DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Prepaid income and social contribution taxes	8,905	7,409	17,020	33,647
Withholding income	9,976	10,349	54,621	57,808
Recoverable ICMS (State VAT)	17,983	17,308	84,413	82,446
PIS and COFINS (taxes on revenue) and others	2,452	5,323	24,381	32,048
Total of recoverable taxes	39,316	40,389	180,435	205,949
ICMS on unbilled sales	1,126	1,410	7 , 158	7,355
Deferred income and social contribution taxes	234,494	241,380	497,922	520,523
Total	274,936	283,179	685,515	733,827

Current	92,150	90,213	285,221	309,310
Noncurrent	182,786	192,966	400,294	424,517

Deferred income and social contribution taxes are comprised of:

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Merged tax credit (corporate restructuring)	187,093	198,320	425,885	451,437
Allowance/reserve:
For inventory obsolescence	400	451	3,647	2,739
For contingencies	32,195	30,950	35,560	34,114
For doubtful accounts	2,332	2,542	10,221	11,478
For trade payables	3,971	5,200	11,914	18,031
Tax loss carryforwards	6,903	1,818	6,903	1,818
Other amounts	1,600	2,099	3,792	906
Total	234,494	241,380	497,922	520,523

Current	60,615	46,707	140,776	104,016
Noncurrent	173,879	194,673	357,146	416,507

Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a)  The merged tax credit consists of the net balance of goodwill and reserve for maintaining the integrity of shareholders' equity (Note 29); it is realized proportionally to the amortization of the goodwill on TCO and its subsidiaries, the term of which ends on June 30, 2009 .

b)  Temporary differences will be realized upon payments of the accruals, effective losses on bad debts and realization of inventories.

At the end of the fiscal year the Company prepared technical feasibility studies, approved by the Board of Directors, which indicate full recovery of the deferred taxes recognized as determined by CVM Resolution No. 371, of December 13, 2000 . Management did not identify any change that could affect the conclusion of these studies on March 31, 2005 .

The subsidiary TCO IP did not recognize deferred income and social contribution taxes on tax losses and temporary differences, due to the lack of projections of taxable income to be generated in the short term.

7.  PREPAID EXPENSES

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Installation inspection charge (TFI)	3,755	4,202	34,305	34,399
Operating inspection charge (TFF)	11,528	-	59,083	-
Financial charges	259	302	557	652
Insurance premiums	11	88	46	304
Advertising	13,502	14,074	13,502	14,159
Others	463	648	1,226	1,932
Total	29,518	19,314	108,719	51,446

Current	28,697	18,030	99,673	39,960
Noncurrent	821	1,284	9,046	11,486

8.  OTHER ASSETS

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Escrow deposits	12,492	12,483	14,494	14,383
Advance for purchase of shares	15,584	15,584	15,584	15,584
Advances to employees	2,033	895	4,379	1,940
Receivables from subsidiaries and affiliates	7,080	9,756	448	1,327
Prepaid subsidies for products	2,056	3,585	10,851	15,119
Interest on equity	103,032	102,457	-	-
Other assets	6,464	7,918	6,798	9,864
Total	148,741	152,678	52,554	58,217

Current	120,503	124,449	22,432	28,145
Noncurrent	28,238	28,229	30,122	30,072

9.  INVESTMENTS

a) Investments in subsidiaries

Investees	Total interest - %	Total stock (in thousands)	Shareholders' equity		Net income (loss) for the quarter ended
			03.31.05	12.31.04	03.31.05	03.31.04

Telegoiás	100.00	6,735	790,266	747,039	43,227	31,110
Telemat	100.00	711	481,184	451,355	29,829	21,085
Telems	100.00	1,266	346,514	328,517	17,997	15,833
Teleron	100.00	727	110,041	103,792	6,249	4,471
Teleacre	100.00	1,987	57,529	54,364	3,165	2,640
NBT	100.00	72,000	233,621	223,024	10,597	8,068
TCO IP (*)	100.00	999	(150)	(9,965)	(346)	(902)

(*) TCO IP operated telecommunications services, internet access services, solutions development and others. On August 16, 2004 , through ANATEL Act No. 45,941, the license for multimedia communications services was revoked. The revocation of the license did not relieve TCO IP of its liabilities to third parties.

b) Composition and changes

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Investments in subsidiaries	1,717,023	1,605,960	-	-
Goodwill paid on investment acquisition	20,310	20,701	4,726	5,117
Goodwill on spinoff for operators	286,548	286,548	-	-
Negative goodwill on acquisition of interest in NBT	(2,282)	(2,282)	(2,282)	(2,282)
Advance for future capital increase - TCO IP	-	510	-	-
Reserve for losses on investments - TCO IP	(150)	(9,965)	-	-
Other investments	22	22	1,361	1,361
Balance of investments	2,021,471	1,901,494	3,805	4,196

The movements of investments by the Parent Company for the quarter ended March 31, 2005 and the fiscal year ended December 31, 2004 are as follows:

	2005	2004

Beginning balance of investments, net of reserve for losses	1,901,494	1,280,369
Equity pick-up	111,064	81,479
Capitalization of advance for future capital increase - TCO IP	(510)
Goodwill on the acquisition of investments	-	1
Reserve for losses on investments	(346)	(902)
Investment in subsidiaries	-	59
Increase in capital of TCO IP	10,160	-
Amortization of goodwill on the acquisition of investments	(391)	(390)
Final balance of net investment of provision for losses March 31	2,021,471	1,360,616

Equity pick-up		347,346
Interest on capital and dividends received		(116,001)
Discount on the acquisition of investments		(436)
Increase in TCO interest in subsidiaries		28,555
Tax benefit transferred to subsidiaries (Note 29)		286,548
Reserve for losses on investments		(4,143)
Investment in subsidiaries		180
Amortization of goodwill on the acquisition of investments		(1,171)
Ending balance of investments, net of reserve for losses December 31		1,901,494

The premium and discount in the net amount of R$ 2,445 refer to:

NBT

a) Goodwill on the acquisition of 45% of the NBT stockholding from Inepar S.A. ("Inepar") in May 1999 and capital increase in June 2000 by the Company in the amount of R$  6,054.

b) The accumulated amortization totaled R$ 2,809 (R$ 2,657 as of December 31, 2004 ).

c) Negative goodwill on purchase of a 1.67% interest in NBT from Inepar in June 2003, in the amount of R$ 2,282.

Telegoiás

a) Goodwill on the acquisition of Telegoiás in the market in November 2001, in the amount of R$ 4,774.

b) The accumulated amortization totaled R$ 3,293 (R$ 3,054 as of December 31, 2004 ).

The goodwill corresponding to NBT and Telegoiás is being amortized in periods of ten and five years, respectively.

10.  PROPERTY, PLANT AND EQUIPMENT

		Company
		03.31.05			12.31.04
	Annual depreciation rates - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	14.29	335,319	(245,165)	90,154	91,966
Switching equipment	10	111,439	(45,622)	65,817	57,483
Infrastructure	5 to 10	71,407	(47,447)	23,960	24,771
Land	-	2,185	-	2,185	2,185
Software use rights	20	77,430	(36,325)	41,105	33,801
Buildings	4	13,333	(6,282)	7,051	6,545
Terminals	66.67	25,719	(20,359)	5,360	4,965
Other assets	5 to 20	45,270	(21,274)	23,996	15,866
Assets and construction in progress	-	22,405	-	22,405	43,780
Total		704,507	(422,474)	282,033	281,362

		Consolidated
		03.31.05			12.31.04
	Annual depreciation rates - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	14.29	993,322	(593,461)	399,861	392,543
Switching equipment	10	368,154	(136,023)	232,131	209,203
Infrastructure	5 to 10	197,164	(86,258)	110,906	106,903
Land	-	7,859	-	7,859	7,859
Software use rights	20	237,948	(93,995)	143,953	125,990
Buildings	4	38,415	(9,521)	28,894	24,247
Terminals	66.67	69,445	(44,962)	24,483	21,488
Concession license	7.23	60,550	(22,980)	37,570	38,664
Other assets	5 to 20	98,982	(39,202)	59,780	42,670
Assets and construction in progress	-	83,060	-	83,060	134,723
Total		2,154,899	(1,026,402)	1,128,497	1,104,290

11.  DEFERRED CHARGES

	Consolidated
	Annual amortization rates - %	03.31.05	12.31.04

Preoperating expenses:
Financial expenses	10	16,701	16,701
General and administrative expenses	10	27,991	27,991
Goodwill	20	154	154
		44,846	44,846
Accumulated amortization		(24,058)	(22,998)
Total		20,788	21,848

12.  TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Trade payables	39,054	73,007	192,282	390,710
Interconnections	5,232	4,372	21,147	17,958
Transfer of SMP	3,459	5,265	39,820	37,361
Others	2,536	3,613	7,067	21,353
Total	50,281	86,257	260,316	467,382

13.  TAXES PAYABLE

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

State VAT (ICMS)	14,581	15,867	59,382	66,798
Income and social contribution taxes	-	-	9,940	-
Taxes on revenue (PIS and COFINS)	2,285	12,186	11,218	24,853
FISTEL fees	244	992	2,938	6,956
FUST and FUNTTEL	280	325	1,332	1,587
Other taxes	916	948	3,054	2,691
Total	18,306	30,318	87,864	102,885

14.  LOANS AND FINANCING

a) Composition of debt

				Company		Consolidated
Description	Currency	Charges	Maturity	03.31.05	12.31.04	03.31.05	12.31.04

BNDES	R$	TJLP + interest 3.5% to 4% p.a.	01.15.06 to 01.15.08	5,427	6,725	114,051	125,981
Export Development Canada - EDC	US$	Libor 6 m. + interest of 3.9% to 5% p.a.	11.22.05 to 12.14.06	33,602	33,454	71,473	71,158
Teleproduzir (*)	R$	Interest of 0.2% p.m.	07.31.12	-	-	15,159	15,159
BNDES - basket of currencies	UMBNDES	Variation of basket UMBNDES + 3.5% p.a.	01.15.08	-	-	10,349	11,232
Other	R$	Column 20 FGV	10.31.08	-	-	1,424	1,523
Interest				930	321	2,489	1,231
Total				39,959	40,500	214,945	226,284

Current				26,184	25,441	103,102	102,727
Long term				13,775	15,059	111,843	123,557

(*) Refers to the long-term portion of the benefit of the Teleproduzir Program, that refers to an agreement with the Goiás State Government for deferral of ICMS payments. Pursuant to this agreement, the ICMS due will be paid in 84 monthly installments, with a grace period of 12 months from the end of date of utilization of the benefit, which was in July 2004.

b) Repayment schedule

The long-term portion of loans and financing matures as follows:

Year	Company	Consolidated

2006 (April onwards)	13,775	57,732
2007	-	40,345
2008	-	5,645
2009	-	2,166
2010	-	2,166
2011	-	2,166
2012	-	1,623
Total	13,775	111,843

c) Restrictive covenants

The Company and its subsidiaries have loans and financing from the National Bank for Economic and Social Development ("BNDES") and Export Development Corporation - EDC, the consolidated balances of principal of which as of March 31, 2005 are R$ 124,400 and R$ 71,473 (R$ 137,213 and R$ 71,158 as of December 31, 2004, respectively). As of that date, various loan covenants were complied with the Company and its subsidiaries.

d) Guarantees

Banks	Guarantees

BNDES TCO Operators	15% of the receivables and CDB pledged to an amount equivalent to the next installment coming due
BNDES NBT	100% of the receivables and CDB pledged to an amount equivalent to the next two installments

e) Derivatives - Consolidated

As of March 31, 2005, the Company and its subsidiaries had exchange rate swap contracts of US$ 32,134 thousand (US$ 31,327 thousand as of December 31, 2004), to hedge all its foreign-exchange liabilities. Up to that date, the Company and its subsidiaries had recorded an accumulated and unrealized net loss of R$ 21,303 (R$ 20,741 as of December 31, 2004) on these derivatives, represented by a liability balance of R$ 21,303 (R$ 20,741 under liabilities as of December 31, 2004), of which R$ 14,631 (R$ 13,930 as of December 31, 2004) under current and R$ 6,672 (R$ 6,811 as of December 31, 2004) under long-term liabilities.

15.  INTEREST ON EQUITY AND DIVIDENDS PAYABLE

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Interest on capital TCP	35,838	35,838	35,838	35,838
Interest on capital minority interest	45,869	45,869	50,438	50,439
Dividends TCP	26,276	26,276	26,276	26,276
Minority dividends	30,295	30,295	31,842	31,842
Total	138,278	138,278	144,394	144,395

16.  OTHER LIABILITIES

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Services to be provided - prepaid	3,944	5,186	13,701	19,061
Accrual for customer loyalty program	1,580	975	3,395	2,089
Pension plan	84	84	167	167
Liabilities with associated companies	6,802	6,868	6,416	6,567
Others	1,748	1,748	8,892	8,892
Total	14,158	14,861	32,571	36,776

Current	12,330	13,029	23,718	27,922
Long term	1,828	1,832	8,853	8,854

The Company and its subsidiaries have customer loyalty programs, in which connections are transformed into points for future exchange for handsets. The accumulated points are provisioned as they are obtained, considering historic redemption data, points generated and the average cost of a point. The provision is reduced when the handsets are redeemed by the customers.

17.  RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. A reserve was recorded in the accounts related with the claims whose probability of an unsuccessful outcome was classified as probable.

Components of the reserves are as follows:

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Telebrás	116,487	113,062	116,487	113,062
Labor	21	78	845	895
Civil	2,378	2,084	9,830	8,549
Tax	9,588	9,588	11,207	11,611
Total	128,474	124,812	138,369	134,117

Current	1,492	1,392	6,182	5,473
Long term	126,982	123,420	132,187	128,644

	Company		Consolidated
	2005	2004	2005	2004

Opening balance on January 1	124,812	105,166	134,117	109,373
Reserves, net of reversals	593	190	2,239	(972)
Monetary variations	3,425	4,004	3,425	4,004
Payments, net of reclassifications	(356)	(79)	(1,412)	(271)
Closing balance on March 31	128,474	109,281	138,369	112,134

17.1. Telebrás

Correspond to the original loans from Telecomunicações Brasileiras S.A. - Telebrás, which, according to Appendix 2 of the Split-up Report dated February 28, 1998 , approved by the General Shareholders' Meeting of May 1998, should be attributed to the corresponding holding company of Telegoiás and Telebrasília Celular S.A.

Considering that there was a failure in the allocation of these loans at the time of the split-up, the Company suspended the flow of payments and began to restate the debt according to the variation in the IGP-M plus 6% interest per annum.

In June 1999, the Company filed a suit requesting a statement that the assets corresponding to these liabilities are its property, plus accessories of these assets, also claiming compensation for the installments paid.

On August 1, 2001, a decision was handed down ruling the requests made by the Company in the declaratory action to be without grounds, but on October 8, 2001 the Company filed an appeal, which was ruled without grounds, upholding the first level court decision. The Company filed a new appeal that is awaiting judgment by the Supreme Court (STJ).

In the opinion of the Company's legal advisers, the chances of an unsuccessful outcome are considered probable as regards the merit and possible as regards the restatement factor. The unrecorded difference as of March 31, 2005 between the original rates of contracts and the restatement described above is estimated at R$ 4,007 (R$ 7,188 as of December 31, 2004 ).

17.2. Tax

17.2.1. Probable loss

Includes several tax claims, a provision having been posted as demonstrated previously, which is considered sufficient to cover the probable losses in these cases.

17.2.2. Possible loss

No new significant claims classified as having a "possible" loss incurred in this first quarter. No significant alterations occurred in the claims indicated in this report since the last financial year.

17.3. Labor and civil

Include several labor and civil claims, and a reserve was posted as demonstrated previously, which is considered sufficient to cover possible losses in these cases.

In relation to claims whose possibility of loss is classified as possible, the amount involved is R$ 16,573 (R$ 15,218 as of December 31, 2004 ) for civil claims and R$ 3,275 (R$ 2,417 as of December 31, 2004 ) for labor claims.

18.  LEASING (CONSOLIDATED)

The Company and its subsidiaries have leasing contracts. The expenses recorded in the first quarter of 2005 were R$ 270 (R$ 1,000 in the first quarter of 2004). The amount payable as a result of these contracts restated according to the exchange rate in effect as of March 31, 2005 is R$ 365 (R$ 617 as of December 31, 2004). This balance will be paid by June 2005.

19.  SHAREHOLDERS' EQUITY

a) Capital

On March 31, 2005 the capital of the Company was increased by R$ 164,878, without issuing new shares, by means of capitalization of part of the surplus revenue reserves into capital as of December 31, 2004 .

In the General and Extraordinary Shareholders' Meetings held on March 31, 2005, a reverse split of 386,664,974,968 nominative book entry shares, without par value, was approved, of which 129,458,666,783 common shares and 257,206,308,185 preferred shares, representing capital, in the proportion of 3,000 shares to 1 share of the same species, the capital becoming represented by 128,888,325 nominative book entry shares, without par value, of which 43,152,889 common shares and 85,735,436 preferred shares.

As a result of the reverse share split, the authorized capital limit changed from up to 700,000,000,000 shares to up to 234,000,000 shares.

As a result, the Company's capital increased from R$ 792,966 to R$ 950,844, with the following composition:

	Thousands of shares
	03.31.05	12.31.04

Common shares	43,153	129,458,667
Preferred shares	85,735	257,206,308
Treasury shares	(1,929)	(5,787,050)
Total	126,959	380,877,925

b) Treasury shares

The shares held in treasury as of March 31, 2005 totaled 1,929 thousand shares, of which 1,928 common shares (5,784,963 thousand common shares as of December 31, 2004 ) and 1 preferred share (2,087 thousand preferred shares as of December 31, 2004 ).

c) Special goodwill reserve

This reserve represents the formation of a special goodwill reserve as a result of the Company's corporate restructuring, which will be capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit.

d) Revenue reserve

i) Statutory reserve

The statutory reserve is calculated based on 5% of net annual income until the reserve reaches 20% of paid-up capital or 30% of capital plus capital reserves; from then on, appropriations to this reserve are no longer compulsory. The purpose of this reserve is to ensure the integrity of capital and may only be used to compensate losses or increase capital. The reserve is made at the end of the financial year.

ii) Retained earnings reserve for expansion

The special reserve for expansion and modernization is based on the capital expenditure budget prepared by management, which demonstrates the need for funds for investment projects for the coming financial year.

e) Dividends

The preferred shares do not have voting rights, except in the cases stipulated in article 12 of the bylaws, but they are assured priority in the reimbursement of capital, without premium, the right to participate in the dividend to be distributed, corresponding to not less than 25% of net income for the financial year, calculated in the form of article 202 of Corporation Law, with priority in the receipt of minimum noncumulative dividends equivalent to the larger of the following values:

(a)  6% per annum on the amount resulting from dividing the subscribed capital by the total number of Company shares, or

(b)  3% per annum on the amount resulting from division of the shareholders' equity by the total number of Company shares, plus the right to participate in distributed income under equal conditions to the common shares, after the latter have been assured a dividend equal to the minimum priority dividend established for the preferred shares.

20.  OPERATING REVENUE, NET

	Company		Consolidated
	31.03.05	03.31.04	03.31.05	03.31.04

Monthly subscription charges	9,535	12,702	30,634	40,124
Use of network	65,442	58,502	324,368	246,100
Additional call charges	1,933	2,480	8,355	7,243
Interconnection	43,329	43,635	206,035	201,543
Data services	5,237	4,959	34,574	29,727
Other services	3,068	3,180	13,486	10,528
Gross revenues from services	128,544	125,458	617,452	535,265

State VAT (ICMS)	(20,485)	(18,578)	(105,572)	(90,161)
Taxes on revenue (PIS and COFINS)	(4,430)	(4,495)	(21,180)	(19,026)
Taxes on services provided (ISS)	(42)	(34)	(237)	(151)
Discounts granted	(4,570)	(2,951)	(25,469)	(21,523)
Net revenue from services	99,017	99,400	464,994	404,404

Gross revenue from handsets and accessories	16,472	23,122	83,822	84,280

State VAT (ICMS)	(2,566)	(3,864)	(12,698)	(14,719)
Taxes on revenue (PIS and COFINS)	(1,404)	(1,675)	(7,206)	(6,817)
Discounts granted	(1)	-	(5)	(40)
Returned sales	(1,290)	(1,404)	(5,914)	(4,501)
Net revenues from handsets and accessories	11,211	16,179	57,999	58,203
Total net operating revenues	110,228	115,579	522,993	462,607

There are no clients that have contributed with more than 10% of gross operating revenue in the quarters ended March 31, 2005 and 2004, except for Brasil Telecom S.A., a fixed telephone operator, which contributed with approximately 21% and 18%, respectively, in relation to interconnection revenues.

21.  COST OF SERVICES PROVIDED AND PRODUCTS SOLD

	Company		Consolidated
	03.31.05	03.31.04	03.31.05	03.31.04

Personnel	(1,781)	(1,996)	(5,849)	(5,637)
Supplies	(62)	(1)	(62)	(1)
Outside services	(2,658)	(1,969)	(10,672)	(8,154)
Connections	(244)	(1,489)	(6,996)	(8,354)
Rent, insurance and condominium fees	(766)	(1,620)	(3,165)	(4,290)
Interconnection	(1,666)	(2,536)	(12,423)	(20,424)
Taxes and contributions	(4,654)	(269)	(26,163)	(1,038)
Depreciation and amortization	(13,249)	(11,987)	(44,964)	(38,721)
Others	(204)	(417)	(1,842)	(3,206)
Costs of services provided	(25,284)	(22,284)	(112,136)	(89,825)
Cost of products sold	(17,849)	(27,425)	(92,399)	(91,833)
Total	(43,133)	(49,709)	(204,535)	(181,658)

22.  SELLING EXPENSES

	Company		Consolidated
	03.31.05	03.31.04	03.31.05	03.31.04

Personnel	(6,082)	(4,830)	(19,177)	(15,357)
Supplies	(389)	(648)	(1,069)	(1,837)
Outside services (*)	(25,482)	(17,494)	(71,435)	(66,459)
Rent, insurance and condominium fees	(648)	(768)	(1,904)	(2,058)
Taxes and contributions	(32)	(47)	(181)	(243)
Depreciation and amortization	(2,182)	(1,093)	(8,062)	(4,486)
Allowance for doubtful accounts	(4,127)	(3,189)	(18,052)	(16,737)
Others	-	(3)	-	(6)
Total	(38,942)	(28,072)	(119,880)	(107,183)

(*) Includes advertising expenses in the amount of R$ 10,816 at the Parent Company and R$ 15,667 in Consolidated (R$ 3,583 and R$ 16,128, respectively, in 2004).

23.  GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	03.31.05	03.31.04	03.31.05	03.31.04

Personnel	(5,388)	(6,216)	(12,305)	(12,629)
Supplies	(121)	(285)	(389)	(704)
Outside services	(1,263)	(4,337)	(15,211)	(12,843)
Rent, insurance and condominium fees	(904)	(466)	(3,608)	(1,650)
Taxes and contributions	(71)	(69)	(376)	(252)
Depreciation	(2,402)	(3,475)	(6,921)	(8,205)
Total	(10,149)	(14,848)	(38,810)	(36,283)

24.  OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated
	03.31.05	03.31.04	03.31.05	03.31.04

Revenues:
Fines	1,017	2,539	4,450	8,728
Recovered expenses	-	1,161	1,645	2,645
Reversal of reserves	10	7	2,240	1,902
Corporate services	-	8,263	-	-
Others	5,263	847	10,376	2,599
Total revenues	6,650	12,817	18,711	15,874

Expenses:
Reserve for contingencies	(603)	(197)	(4,479)	(930)
Amortization of goodwill	(391)	(390)	(391)	(390)
FUST fees	(527)	(554)	(2,422)	(2,035)
FUNTTEL	(263)	(255)	(1,211)	(995)
ICMS on other expenses	(581)	(1,148)	(2,371)	(4,388)
PIS and COFINS on other expenses	(837)	(66)	(2,604)	(70)
Other taxes	(271)	(498)	(352)	(837)
Donations and patronages	(1,399)	(124)	(3,528)	(841)
Others	(107)	(149)	(162)	(538)
Total expenses	(4,979)	(3,381)	(17,520)	(11,024)

Net revenue	1,671	9,436	1,191	4,850

25.  FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	03.31.05	03.31.04	03.31.05	03.31.04

Financial income:
Interest	4,524	5,510	40,683	40,173
Monetary/exchange variations	-	5	-	5
PIS/COFINS on financial revenue	(54)	(1,380)	(55)	(4,847)
Total	4,470	4,135	40,628	35,331

Financial expenses:
Expenses on financial operations	(1,914)	(2,260)	(9,797)	(10,919)
Negative monetary/exchange variations	(3,624)	(4,527)	(4,812)	(7,137)
Derivative operations, net	(575)	(841)	(2,095)	(2,938)
Total	(6,113)	(7,628)	(16,704)	(20,994)

Financial income (expenses)	(1,643)	(3,493)	23,924	14,337

26.  TAXES ON INCOME

The Company and its subsidiaries estimate monthly the amounts of income and social contribution taxes on the accrual basis, paying the taxes based on a monthly estimate. The subsidiary TCO ICO returned a tax loss, however, the tax credits were not recognized due to the lack of projections of taxable income to be generated in the short term. Deferred taxes are recognized on temporary differences, as shown in Note 6. The composition of income and social contribution taxes expenses is given below:

	Company		Consolidated
	03.31.05	03.31.04	03.31.05	03.31.04

Income tax	(8,286)	(9,231)	(49,003)	(42,637)
Social contribution tax	(2,982)	(3,326)	(17,654)	(15,336)
Deferred income tax	3,201	1,829	2,180	3,502
Deferred social contribution tax	1,139	659	771	1,261
Total	(6,928)	(10,069)	(63,706)	(53,210)

A reconciliation of the taxes on income disclosed and the amounts calculated combined statutory rate of 34% is as follows:

	Company		Consolidated
	03.31.05	03.31.04	03.31.05	03.31.04

Income before taxes	128,842	109,628	185,619	154,497
Income and social contribution taxes at combined statutory rate	(43,806)	(37,274)	(63,110)	(52,529)
Permanent additions:
Nondeductible expenses	(160)	-	(182)
Donations and sponsorships	(27)	-	(256)	(54)
Others	(579)	(196)	(158)	(362)
Permanent exclusions:
Equity pick-up	37,644	27,396	-	-
Others		5	-	(265)
Income and social contribution tax charges	(6,928)	(10,069)	(63,706)	(53,210)

27.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Risk considerations

The Company and its subsidiaries operate the mobile telephone service in the States of Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia, Acre, Amazonas, Roraima, Amapá, Pará, Maranhão and the Federal District, according to the terms of the license granted by the Federal Government. The operators also exploit the business of purchasing and distribute handsets through their own channels and distributional network to stimulate their core business.

The major market risks to which the Company and its subsidiaries are exposed in conducting business are:

•  Credit risk : derived from the possible difficulty in collecting amounts of telecommunications services provided to customers, and the sales of handsets by the distribution network, together with the risks related with investments and swap operations.

•  Interest rate risk : derived from the portion of the debt and liability positions in derivatives contracted at floating rates and involves the risk of financial expenses rising due to an unfavorable movement in interest rates (principally Libor and CDI).

•  Currency risk : the possibility of the Company incurring losses on account of fluctuations in interest rates that increase the balances of foreign currency denominated loan and financing liabilities.

The Company and its subsidiaries take a positive attitude towards the management of the various risks to which they are subject, by means of a wide-ranging set of operational initiatives, procedures and policies that enable the risks inherent in their businesses to be mitigated.

Credit risk

The credit risk from providing telecommunications services is minimized by a strict control of the customer base and active management of default by means of clear policies related with selling postpaid sets. The Company and its subsidiaries have 84% (84% as of December 31, 2004) of the customer base under the prepaid system, which requires prepaid loading and therefore does not represent any credit risk.

The credit risk on the sale of handsets is managed by means of a conservative credit policy, using modern management methods that involve applying credit scoring techniques, balance sheet analysis and consulting commercial databases, together with the automatic control of sales release integrated with the Company's ERP distribution module.

The Company and its subsidiaries are also subject to credit risk derived from the short-
-term financial investment and amounts receivable from swap operations. The Company and its subsidiaries operate in such a way as to diversify this exposure amongst first rate financial institutions.

Interest rate risk

The Company and its subsidiaries are exposed to fluctuations in the TJLP (local index), on financing from BNDES. As of March 31, 2005, the restated balances of the principal for these operations amounted to R$ 114,051 (R$ 125,981 as of December 31, 2004).

The Company and its subsidiaries are also exposed to the risk of local interest rates due to the liability portion of derivative operations (exchange hedge) with exchange rates associated with the CDI. However, the short-term financial investments, also indexed to the CDI, partially neutralize this effect.

Foreign currency-denominated loans are also exposed to interest risk associated with foreign loans. As of March 31, 2005, these operations amounted to US$ 26,807 thousand (US$ 26,808 thousand as of December 31, 2004) in principal.

Currency risk

The Company and its subsidiaries utilize derivative instruments to protect currency risk on foreign currency-denominated loans. The instruments normally used are swap contracts.

The following table summarizes the net exposure of the Company and its subsidiaries to the exchange rate factor as of March 31, 2005:

In thousands of US$

Loans and financing - US$	(26,807)
Loans and financing - UMBNDES (*)	(3,882)
Hedge instruments	32,134
Net exposure	1,445

(*) UMBNDES is a monetary unit calculated by the BNDES, composed of a basket of foreign currencies, the principal being the U.S. dollar, for which reason the Company and its subsidiaries considered it as the U.S. dollar in analyzing the risk coverage related with exchange-rate fluctuations.

b) Derivative instruments

The Company and its subsidiaries record derivative gains and losses as a component of net financial expenses or income.

Book and market values of loans and financing and derivative instruments are estimated as follows:

	Book value	Market value	Unrealized gain

Loans and financing	(214,945)	(210,634)	4,311
Derivative instruments	(21,303)	(19,985)	1,318
Total	(236,248)	(230,619)	5,629

c) Market value of financial instruments

The market value of the loans and financing, together with the swap contracts, was established based on the discounted cash flow method, using available projections of interest rates.

The market values are calculated at a specific time based on information available and in-house valuation methodologies, and therefore the estimates indicated do not necessarily represent market realization values. The use of different assumptions could significantly affect the estimates.

28.  POST-RETIREMENT BENEFIT PLANS

The subsidiaries, together with the other companies of the former Telebrás system and their successors, sponsor private pension and healthcare plans for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL, as follows:

a) PBS A - defined-benefit multi-sponsor plan, for participants that were previously assisted and had such status on January 31, 2000 .

b) PBS TCO - defined-benefit retirement plan sponsored individually by the Company.

c) PAMA - multi-sponsor healthcare plan for retired employees and their dependents, on a shared cost basis.

The contributions to the PBS-TCO Plan are determined based on actuarial studies prepared by independent actuaries, according to the regulations in effect in Brazil . The system of establishing the cost is the capitalization method and the contribution payable by the sponsor is 13.5% of the payroll of its employees participating in the plan, of which 12% is allocated to costing the PBS-TCO Plan and 1.5% to the PAMA Plan. In the first quarter of 2005, the contributions to these plans were R$ 1 (R$ 1 in 2004).

d) TCOPREV - individual defined contribution plan - the TCOPREV benefits plan, introduced by SISTEL in August 2000.

The Company's contributions to the TCOPREV Plan are equal to those of the participants, varying up to 8% of the participation salary, as a function of the percentage selected by the participant. In the first quarter of 2005, the contributions to these plans were R$ 1,928 (R$ 1,806 in 2004).

In the first quarter of 2005, the Company and its subsidiaries recognized proportionally the actuarial cost foreseen for the 2004 financial year, recording the amount of R$ 167 as of March 31, 2005.

29  CORPORATE RESTRUCTURING

On May 13, 2004, the Boards of the Company and its Parent Company approved a corporate restructuring for the purpose of transferring to the Company and its subsidiaries the goodwill paid by TCP in the acquisition of TCO, whose balances as of May 31, 2004 were R$ 1,503,121.

Prior to the merger of goodwill by the Company, a reserve has been constituted for maintaining the merger's shareholders' equity in the amount of R$ 992,060. Thus, net assets merged by the Company amounted to R$ 511,061, which in essence represent the tax benefit derived from the deductibility of the mentioned goodwill when merged by the Company and its subsidiaries.

The merged net assets will be amortized over approximately five years and the balancing item was a special goodwill reserve to be transferred to the capital account in favor of the Parent Company at the time of effective realization of the tax benefit. The remaining shareholders are assured the right to participate in these capital increases, in which case the funds raised will be paid to TCP.

As of June 30, 2004 , the transfer of part of the net assets to the subsidiaries was approved, based on appraisal reports prepared by independent specialists, as described below:

Company	Goodwill	Reserve to keep shareholders' equity integrity	Net value

Telemat	248,558	(164,048)	84,510
Telegoiás	352,025	(232,336)	119,689
Telems	144,078	(95,092)	48,986
Teleron	68,775	(45,392)	23,383
Teleacre	29,353	(19,373)	9,980
Total split-up	842,789	(556,241)	286,548

Balance TCO	660,332	(435,819)	224,513
Total	1,503,121	(992,060)	511,061

Concurrently with the transfer of a portion of the net assets to the subsidiaries, it has been approved the proposal to merge the shares of the subsidiaries' minority shareholders, who received Company shares in a proportion established by a market evaluation appraisal prepared by independent experts. The transfer of the interests in the subsidiaries resulted in a capital increase of R$ 28,555.

The accounting records of the Company and its subsidiaries maintained for corporate and tax purposes have specific accounts related with the premium and provision merged and corresponding amortization, reversal and tax credit, the balances of which as of March 31, 2005 are as follows:

	Company		Consolidated
	03.31.05	12.31.04	03.31.05	12.31.04

Balance sheets:
Merged goodwill	550,276	583,293	1,252,600	1,327,756
Merged reserve	(363,183)	(384,973)	(826,715)	(876,319)
Net corresponding to tax credit merged	187,093	198,320	425,885	451,437

	03.31.05	03.31.04	03.31.05	03.31.04

Income statement:
Goodwill amortization	(33,017)	(4,676)	(75,156)	(16,135)
Reversal of reserve	21,790	3,086	49,604	10,649
Tax credit	11,227	1,590	25,552	5,486
Effect on income	-	-	-	-

As demonstrated, the goodwill amortization, net of the reversal of the reserve and corresponding tax credit, results in a null effect on income and, consequently, on the calculation base of the statutory minimum dividends. To ensure a better presentation of the Companies' financial and equity situation in the financial statements, the net amount of R$ 425,885, as of March 31, 2005 (R$ 451,437 as of December 31, 2004), which in essence represents the tax credit merged, was classified in the balance sheet under current and noncurrent assets as deferred taxes (Note 6).

The tax credit merged is capitalized as and when it is effectively realized.

30.  RELATED-PARTY TRANSACTIONS

The principal transactions with unconsolidated related parties are:

a) Use of network and long-distance (roaming) cellular communication - These transactions involve companies owned by the same controlling group: Telecomunicações de São Paulo S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telesp Celular S.A., Global Telecom S.A. and Celular CRT S.A. Part of these transactions was established based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL. As of July 2003, users were able to select long-distance operators.

b) Corporate services - Are passed on to the companies under the same controlling group at the cost effectively incurred of the services.

c) Payable to related companies - Refers to loan operations between the Company and the subsidiaries.

A summary of the unconsolidated balances and transactions with unconsolidated related parties is as follows:

	Consolidated
	03.31.05	12.31.04

Assets:
Trade accounts receivable for services	9,509	11,841
Others	448	1,327

Liabilities:
Trade accounts payable	18,069	18,361
Others	6,416	6,567

	Consolidated
	03.31.05	03.31.04

Income:
Revenues from telecommunications services	-	25,961
Cost of services provided	(1,299)	(1,353)
Commercialization of services	(6,083)	(5,030)
General and administrative expenses	(9,972)	(6,023)

31.  INSURANCE (CONSOLIDATED)

The Company and its subsidiaries have a policy of monitoring the risks inherent in their operations. As of March 31, 2005 , the Companies had insurance policies in effect to cover operating risks, third-party liability, health, etc. Management of the Company and its subsidiaries considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are as follows:

Types	Insured amounts

Operating risks	R$ 799,860
General third-party liability - RCG	R$ 7,560
Auto (fleet of executive vehicles)	Fipe Table and R$ 250 for DC/DM
Auto (fleet of operational vehicles)	R$ 250 for DC/DM

32.  AMERICAN DEPOSITARY RECEIPTS ("ADRs") PROGRAM

On November 16, 1998 , the Company began trading ADRs on the New York Stock Exchange - NYSE, with the following characteristics:

•  Type of shares: preferred.

•  Each ADR represents one preferred share.

•  Shares are traded as ADRs with the code "TRO", on the NYSE.

•  Foreign depositary bank: The Bank of New York.

•  Custodian bank in Brazil : Banco Itaú S.A.

Discussion on the Consolidated Results of the Quarter

Net Services Revenue

The net services revenue grew 15.0% in relation to 1Q04, recording R$ 465.0 million in the quarter. It must be highlighted that the outgoing services revenue recorded an increase in 1Q05, even with the right planning, which was partially offset by a reduction in the incoming services revenue, as a result of the transition from fixed to mobile traffic to mobile to mobile traffic, with consequent drop in interconnection revenue and Bill & Keep effect. The 7.9% drop in relation to 4Q04 was caused by seasonal differences between the periods and strong competition.

We must point out that no increase has been recorded up to the end of the first quarter, in the VU-M, as it had occurred in February of the previous years.

Data revenues in 1Q05 were up 46.0% in the year-to-year comparison, representing 5.4% of the net service revenues. This increase has continued to occur due to a more widespread access to and use of such services, in addition to the services launched on the market in 2004, such as Vivo Agenda , Vivo Encontra and Vivo Downloads . The SMS accounted for 79% of data revenues in 1Q05. Average number of SMS messages sent per month in the quarter was some 38 million.

The successful services turned to the high value and corporate market also contributed to keep the sustainable increase of data service revenues. VIVO has played an outstanding role in launching innovating services and integrated solutions, such as "Vivo Direto" ( Push to Talk in the cellular phone) and Vivo Entrega .

Personnel Cost

Personnel cost increased in 1Q05 over 1Q04 due to the collective bargaining agreement signed in November 2004, which approved a 6.0% adjustment to salaries. Another factor that answered for the increase in relation to 1Q04 was the reduction in the headcount, which caused an increase of charges related to severance payments.

Cost of Services Rendered

The 34.9% increase in the cost of services rendered in 1Q05, in relation to 1Q04, is due to equalization between TCO's and other Group Companies' accounting criteria carried out in 1Q04, referring to the Fistel Fee.

Cost of Goods Sold	Cost of goods sold remained stable in the quarter in relation to 1Q04, and recorded a reduction in relation to 4Q04, which was caused by less additions of customers in the year-to-year comparison.
Selling Expenses

The Company placed priority efforts on ensuring loyalty from medium and high price ranges, which became evident by the reduction in its Churn in relation to 4Q04. In 1Q05, the Company's strategy was to keep its market leadership without destroying value.

In relation to 4Q04, the expenses recorded a 19.3% decrease, caused by a reduction in customer additions in the period and also by the cost of third parties services, especially commissions paid to its distribution network and marketing expenses.

In 1Q05, the provision for bad debtors (PDD) was R$ 18.0 million, a 6.3% reduction in relation to 4Q04, representing 2.6% on the gross revenue, in line with 1Q04 (2.7%) and 4Q04 (2.3%).

General and Administrative Expenses	General and administrative expenses remained in line with 4Q04, due to the successful program for reduction of structural costs and the high level of synergies reached by the Group Companies .

EBITDA

Considering the seasonal characteristics and the strong commercial activity recorded in 1Q05, the evolution achieved followed the strategy adopted by the Company to add value to its operation. In this context, EBITDA (earnings before interests, taxes, depreciation and amortization) was R$ 221.3 million, up 14.0% and 7.9% in relation to 1Q04 and 4Q04, respectively. EBITDA Margin was 42.3% in 1Q05, 8.6 p.p. above that recorded for the previous quarter.

EBITDA margin for services in 1Q05, excluding revenue and selling costs of handsets, was 55.0%.

Depreciation and Amortization

Depreciation and amortization expenses remained stable in 1Q05 in relation to the previous quarter and this is due to the investments effected, specially in function of the overlay to the CDMA network.

Financial Revenues (Expenses)

N et financial revenue in 1Q05 recorded an increase of R$ 12.5 million in relation to 4Q04. Among the variations occurred, the incidence of PIS and COFINS on the allocation of interests on own capital in December 2004 (rate of 9.25% on R$ 90.3 million), not repeated in 1Q05, and the significant increase in the interest rate (3.99% in 4Q04 and 4.18% in 1Q05), which had a positive impact over the net cash position.

In the comparison between 1Q05 and 1Q04, TCO's net financial revenue recorded an increase in the amount of R$ 9.5 million, due to the higher net average cash position of the Company and to the higher interest rate in the period (3.76% in 1Q04 and 4.18% in 1Q05).

Net Profit	Net profit in 1Q05 of R$ 121.9 million was 22.3% up in relation to the same period of the previous year.

LOANS AND FINANCING - TCO

Lenders (R$ million)	CURRENCY R$	US$	URTJLP *	UMBND **
Financial institutions	16.5	73.3	114.7	10.4
Total	**16.5**	**73.3**	**114.7**	**10.4**
Exchange rate used		2.666	1.875	0.052

Payment Schedule - Long Term	R$	US$	URTJLP *	UMBND **
2006	2.5	26.9	25.6	2.7
2007	2.6	-	34.1	3.7
as from 2007	10.6	-	2.8	0.3
Total	**15.7**	**26.9**	**62.5**	**6.7**

NET DEBT - TCO

	Mar-31-05	Dec-31-04
Short Term	103.1	102.7
Long Term	111.8	123.6
Total debt	**214.9**	**226.3**
Cash and cash equivalents	(901.2)	(951.2)
Derivatives	21.3	20.7
Net Debt	**(665.0)**	**(704.2)**

(*) BNDES long term interest rate unit
(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant

Indebtedness

On March 31, 2005, TCO's debts related to loans and financings amounted to R$ 214.9 million (R$ 226.3 million on December 31, 2004), 38.9% of which is nominated in foreign currency. The Company has signed exchange rate hedging contracts thus protecting its debt against foreign exchange volatility. This debt was offset by cash and financial investments (R$ 901.2 million) and by derivative assets and liabilities (R$ 21.3 million payable) resulting in a net cash position of R$ 665.0 million, a 5.6% reduction in relation to December 2004 .

The net cash reduction in relation to December 2004 is due, mainly, to the Fistel inspection and operating fee (TFF) paid in March of every year (Anatel), and to the handset suppliers referring to deliveries effected in the end of 2004 for the Christmas campaign.

Capital Expenditures (Capex)

Investments effected in the quarter totaled R$ 82.7 million, representing a 37.0% decrease in relation to the total invested in 4Q04. The investments are basically due to the following factors: (i) migration from TDMA to CDMA technology, thus following the GSM operators, which are also migrating from the TDMA; (ii) consolidation and rationalization of information systems, especially billing, customer care, prepaid platforms and SAP management systems; and (ii) continued quality and expansion of the coverage provided by the company in order to meet the customer base growth .

Operating Cashflow

The accumulated positive operating cash flow in any of periods under examination evidences that TCO has generated funds from its operations that are sufficient to implement its capital expenditures program, having recorded R$ 138.6 million in the quarter, 87.5% higher than that recorded in 4Q04.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2005

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.